

July 20, 2021

Warren B. Kanders
Chief Executive Officer
Cadre Holdings, Inc.
13386 International Pkwy
Jacksonville, FL 32218

> **Re: Cadre Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 12, 2021**
> **File No. 333-257849**

Dear Mr. Kanders:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-1 filed July 12, 2021

Dilution, page 32

1. Please explain how you calculated the historical net tangible book value as of March 31, 2021 of $185,190,000 as that appears to be your amount of total assets less goodwill and intangible assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at 202-551-3606 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert L. Lawrence, Esq.